UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
        Original Filing

(Name of Issuer)
        Leapfrog Enterprises, Inc.

(Title of Class of Securities)
        Common Stock

(Cusip Number)
        52186N106

(Date of Event Which Requires Filing of this Statement)
        Dec-02

Check   the appropriate box to designate the rule pursuant to which this
        Schedule is Filed:
        [ x  ] Rule 13d-1(b)
        [    ] Rule 13d-1(c)
        [    ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the "Act" (however, see the Notes).

Cusip Number
        52186N106


1. Name of Reporting Persons.
I.R.S. identification Nos. of above persons (entities only)
        Next Century Growth Investors, LLC - 41-1923871

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
        Delaware

Number of shares beneficially owned by each reporting person with:

5. Sole Voting Power
        0

6. Shared Voting Power
        821,825

7. Sole Dispositive Power
        0

8. Shared Dispositive Power
        821,825

9. Aggregate Amount Beneficially Owned by Each Reporting Person
        5.6%

10. Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions)
        N/A

11. Percent of Class Represented by Amount in Row (11)
        5.6%

12. Type of Reporting Person (See Instructions)
        IA


Cusip Number
        52186N106


1. Name of Reporting Persons.
I.R.S. identification Nos. of above persons (entities only)
        Thomas L. Press

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
        U.S.A.

Number of shares beneficially owned by each reporting person with:

5. Sole Voting Power
        0

6. Shared Voting Power
        821,825

7. Sole Dispositive Power
        0

8. Shared Dispositive Power
        821,825

9. Aggregate Amount Beneficially Owned by Each Reporting Person
        5.6%

10. Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions)
        N/A

11. Percent of Class Represented by Amount in Row (11)
        5.6%

12. Type of Reporting Person (See Instructions)
        IN


Item 1(a).  The name of the issuer is:
        Leapfrog Enterprises, Inc.

Item 1(b).  The principal executive office of the issuer is:
        4707 Baseline Road Phoenix, Arizona 85040

Item 2(a).  The names of the persons filing this statement are:
        Next Century Growth Investors, LLC, Thomas L. Press and
        Donald M. Longlet

        The persons filing this Schedule 13G have entered into a Joint Filing Agreement, a copy of which is filed with this statement as Exhibit 1, pursuant to which such persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934. The persons filing this Schedule 13G are of the view that they are not acting as a "group" for purposes of
        Section 13(d) under the Securities Exchange Act of 1934.

Item 2(b). The Principal business office of Next Century Growth Investors, LLC, Thomas L. Press and Donald M. Longlet is:
        5500 Wayzata Blvd., Suite 1275 Minneapolis, MN 55416

Item   2(c). Next Century Growth Investors, LLC is a Delaware limited liability company, and Thomas L. Press and Donald M. Longlet are citizens of the U.S.A.

Item 2(d). This Statement relates to shares of the common stock of the Issuer (the "Stock")

Item 2(e).  The CUSIP number of the Stock is:      52186N106


Item   3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or
        240.13d-2(b) or (c),  check whether the person filing is a:

(a). [   ] Broker or dealer registered under section 15 of the Act
        (15 U.S.C. 78o).

(b). [   ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c ). [   ] Insurance company as defined in section 3(a)(19) of the Act
        (15 U.S.C. 78c)

(d). [   ] Investment company registered under section 8 of the Investment
        Company Act of 1940 (15 U.S.C. 80a-8).

(e). [ x ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

        This Schedule 13G is being filed by Next Century Growth Investors, LLC as a registered investment adviser. The Stock to which this Schedule 13G relates is held in investment advisory accounts of Next Century Growth Investors, LLC.

(f). [   ] An employee benefit plan or endowment fund in accordance with
        ss.240.13d-1(b)(1)(ii)(G).

(g). [ x ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

        This Schedule 13G is also being filed by Thomas L. Press, who serves as Director, Chairman and Chief Executive Officer of Next Century Growth Investors, LLC and Donald M. Longlet, who serves as Director and President of Next Century Growth Investors, LLC. Mr. Press and Mr. Longlet each own in excess of 25% of Next Century Growth Investors, LLC and are controlling persons of Next Century Growth Investors, LLC.

(h). [   ] A savings associations as defined in section 3(b) of the Federal
        Deposit Insurance Act (12 U.S.C. 1813).

(I). [   ] A church plan that is excluded from the definition of an investment company under section 3(c )(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j). [   ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership*

        The Stock to which this Schedule 13G relates may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by (1) Next Century Growth Investors, LLC by virture of its investment discretion and/or voting power over client securities, which may be revoked; and (2) Thomas L. Press and Donald M. Longlet, as a result of their positions with and ownership positions in Next Century Growth Investors, LLC, which could be deemed to confer upon each of them voting and/or investment power over the shares. Each of Next Century Growth Investors, LLC, Thomas L. Press and Donald M. Longlet disclaim beneficial ownership of the Stock except to the extent of each of their respective pecuniary interested therein, if any, and the filing of this Schedule 13G shall not be construed as an admission by any of such persons that it is the beneficial owner of the Stock.

See Items 5-9 and 11 on the cover page for each filer.

Item 5.  Ownership of five percent or less of a Class
        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent "of the class of securities, check the following [ ].

Item 6. The Stock to which this Schedule 13G relates is held in investment advisory accounts of Next Century Growth, LLC. As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities. No such account is known to have such an interest relating to more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary which acquired the security being reported on by the parent holding company:
        Not Applicable

Item 8. Identification and Classification of Members of the Group:
        Not Applicable

Item 9. Notice of Dissolution of Group:
        Not Applicable

Item 10. Certification
        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                       Dated:   February 14, 2003

                       Next Century Growth Investors, LLC

                       By:      /s/ Thomas L. Press
                                Thomas L. Press
                                Chief Executive Officer

                       By:      /s/ Donald M. Longlet
                                Donald M. Longlet
                                President

        Exhibit A
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Acto of 1934, the undersigned persons agree and consent to the joint filing on their behalf of a statement on Schedule 13G, including amendments thereto, in connection with respect to shares of common stock of Leapfrog Enterprises, Inc.
IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 12, 2003.

                   NEXT CENTURY GROWTH INVESTORS, LLC

                       By:      /s/ Thomas L. Press
                                Thomas L. Press, Chief Executive Officer
                       THOMAS L. PRESS

                       By:      /s/ Thomas L. Press
                                Thomas L. Press

                       DONALD M. LONGLET

                       By:      /s/ Donald M. Longlet
                                Donald M. Longlet